                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

     For the month of April 2003
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                                  Kookmin Bank
                                  ------------
                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
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                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X    Form 40-F _____
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     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____


     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes _____   No   X
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            Kookmin Bank Invests in Private Fund for Credit Card Bond

On April 10, 2003, Kookmin Bank announced that it has decided to invest in the Private Fund for Credit Card Bond (tentatively called).

Information on the Fund
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 .   Fund Name:                         Private Fund for Credit Card Bond
 .   Paid-in Capital:                   5,600 billion Won
 .   Issued and outstanding shares:     5,600 billion shares
 .   Purpose of the Fund:               To stabilize the financial market by
                                        relieving liquidity issues in credit
                                        card industry

Details of Kookmin Bank Investment
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 .   Amount of Investment:              548.9 billion Won
 .   Number of shares owned:            548.9 billion shares
 .   Kookmin Bank's stake in the fund:  9.8%

The paid-in capital and the total number of shares of the fund are subject to change. If they are changed, the percentage of the Kookmin Bank's stake will also be changed accordingly.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Kookmin Bank
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                                          (Registrant)

Date: April 11, 2003                      By: /s/ Jong-Kyoo Yoon
                                          -------------------------------
                                          (Signature)

                                          Name:  Jong-Kyoo Yoon
                                          Title: Executive Vice President &
                                                 Chief Financial Officer